Exhibit 2.3

AMENDMENT NO. 1

TO

ASSET PURCHASE AGREEMENT

This Amendment No. 1, dated as of May 28, 2020, is among DropCar, Inc., a Delaware corporation (“Parent”), DropCar Operating Company, Inc., a Delaware corporation (“Seller”), DC Partners Acquisition, LLC, a New York limited liability company (“Buyer”), Spencer Richardson, an individual (“Richardson”), and David Newman, an individual (“Newman”).

1. Reference to Asset Purchase Agreement; Definitions. Reference is made to the Asset Purchase Agreement dated as of December 19, 2019, by and among Parent, Seller, Buyer, Richardson and Newman (the “Asset Purchase Agreement”). Terms defined in the Asset Purchase Agreement and not otherwise defined herein are used herein with the meanings so defined.

2. Amendment to Section 2.01 of the Asset Purchase Agreement. Section 2.01 of the Asset Purchase Agreement is hereby amended to add the following:

“(g) Refunds received by December 31, 2020 associated with (i) Commercial Liability Insurance premiums received from either US Premium or Lloyds and/or (ii) Worker’s Compensation premiums received from the New York State Insurance Fund (NYSIF), in each case, paid prior to the Closing Date, in an amount not to exceed $30,000 in the aggregate.”

3. Amendment to Section 6.10 of the Asset Purchase Agreement. Section 6.10 of the Asset Purchase Agreement is hereby deleted in its entirety and replaced with the following:

“Section 6.10 Funding of the Business. From the date hereof through and until May 31, 2020, on the first Business Day of each month beginning after the date of this Agreement, the Seller shall continue to fund the operations of the Business at a rate equal to $60,000 per month; provided, however, that if during the period between the date of this Agreement and the Closing Date, the amounts accessed by Seller from Parent pursuant to Section 6.01 hereof exceeds the amounts repaid by Seller in such month (a “Repayment Shortfall”), Seller shall only be required to fund the operations of the Business for the following month in amount equal to (a) $60,000 minus (b) the Repayment Shortfall. For the avoidance of doubt, the access to funds set forth in Section 6.01 hereof shall cease immediately upon the Closing; provided, however, that at the Closing, Parent shall provide Buyer with additional funding in the amount of $175,000, which, for the avoidance of doubt, may be deducted from the $208,000 balance that Seller is currently scheduled to repay to Parent at the Closing, such that Seller shall (a) return $33,000 to Parent upon the Closing and (b) be entitled to transfer any remaining balance in Seller’s account at the Closing to DC Partners Acquisition, LLC.”

3. New Section 6.12 of the Asset Purchase Agreement. Section 6.12 of the Asset Purchase Agreement shall be added as follows:

“Section 6.12 Transition Services. For a period of three months following the Closing Date, Buyer agrees to use best efforts to provide the services of Sandra Robinson to Parent with respect to the transition of the books and records and general assistance with financial matters for a monthly fee of $2,000 per month.”

4. Miscellaneous. Except as otherwise set forth herein, the Asset Purchase Agreement shall remain in full force and effect without change or modification. This Amendment No. 1 may be executed in any number of counterparts, which together shall constitute one instrument, and shall bind and inure to the benefit of the parties and their respective successors and assigns.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment No. 1 to the Asset Purchase Agreement as of the day and year first above written.

DROPCAR, INC.

By:	/s/ Joshua Silverman
Name:	Joshua Silverman
Title:	Chairman of the Board

DROPCAR OPERATING COMPANY, INC.

By:	/s/ Joshua Silverman
Name:	Joshua Silverman
Title:	Chairman of the Board

DC PARTNERS ACQUISITION, LLC

By:	/s/ Spencer Richardson
Name:	Spencer Richardson
Title:	Managing Member

/s/ Spencer Richardson
Spencer Richardson

/s/ David Newman
David Newman

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